Exhibit 99.108

NexTech AR Signs AR Deal With Tufner Weighing Systems

Tufner to use AR eCommerce platform to drive its online marketing and eCommerce activities.

New York, NY – Toronto, ON – December 10, 2019 – NexTech AR Solutions (NexTech) (OTCQB: NEXCF) (CSE: NTAR) (FSE: N29), the leader in augmented reality (AR) for eCommerce, learning applications, and branded entertainment experiences is pleased to announce it has landed a new customer in a new vertical with Tufner Weighing Systems, a leading manufacturer of weighing and automation systems. Tufner will utilize NexTech’s end-to-end augmented reality eCommerce platform that was built specifically to enhance customer-product engagement and to increase sales. NexTech’s industry-leading AR technology will help drive Tufner’s strategic adoption of critical new technologies to develop highly customized solutions and experiences for its scale dealers and customers.

“Tufner Weighing Systems designs and manufactures a wide variety of industry-specific scale systems from load cells to truck scales. We build our scale systems to increase the efficiency and productivity of our customers,” states Kyle Schaffer, Director of Sales at Tufner. He continues: “It’s important that we keep abreast of emerging technologies to help improve our market position and saleability of our products. Augmented reality will allow us to better reach and engage our dealer network and customers.”

Evan Gappelberg, CEO of NexTech AR echoes the importance of this relationship. “We are excited that Tufner Weighing Systems has placed its trust in NexTech’s augmented reality platform. In the multi-billion dollar precision scale and parts industry, the development and delivery of products can be complex and time-sensitive. NexTech offers a fast, easy-to-use and browser-driven augmented reality solution that simplifies its adoption. As a result, Tufner can quickly implement augmented reality for its product marketing activities—and pivot to new opportunities without losing valuable time.”

The relationship with Tufner marks NexTech’s entry into this unique marketplace and aligns with its goals to dominate key multi-billion verticals.

About Tufner

Established in 2000, Tufner is a global leader in the design and manufacturing of custom automation and controls for the agricultural industry. Tufner Weighing Systems has a wealth of knowledge and experience in everything related to the manufacturing of top quality precision products. Their offering includes products for systems control weighing, hydraulic & electric functions, and prescription/application rates through one handheld controller.

About NexTech AR Solutions Corp.

NexTech is the leader in the rapidly growing AR industry, estimated to hit $120 billion by 2022, according to Statista. NexTech, the first publicly traded “pure-play” AR company, began trading on the CSE on October 31st, 2018. NexTech has a two-pronged strategy for rapid growth including growth through acquisition of eCommerce businesses and growth of its omni-channel AR SaaS platform called ARitize™. NexTech has an exclusive license to a portfolio of patents 7,054,831, 7,266,509 and patent-pending applications 15351508, 62457136, 62559487, related to interactive gaming, interactive advertising, and augmented reality (“AR”) technology.

The company is pursuing four multi-billion dollar verticals in AR.

ARitize™ For eCommerce; The company launched its technologically advanced webAR for e-commerce early in 2019 and has been rapidly signing up customers onto its SaaS platform. Customers include Walther Arms, Wright Brothers, Mr. Steak, and Budweiser. NexTech has the first ‘full funnel’ end-to-end e-commerce solution for the AR industry including its 3D product capture, 3D ads for Facebook and Google, ‘Try it On’ technology for online apparel, 3D and 360-degree product views, and ‘one click buy’.

ARitize™ University; having launched in June 2019, the app-based solution allows companies and educational establishments to leverage all of their existing 2D assets - YouTube videos, PDF documents, PowerPoint decks, images, etc. - and then overlay immersive 3D-AR experiences on top of that content for an interactive training experience that drives productivity.

ARitize™ Hollywood Studios; expected to launch in Q4 2019, the studio has created a proprietary entertainment venue for which it is producing immersive content using 360 video, and augmented reality as the primary display platform.

ARitize™ 3D-AR-360 Advertising Platform: expected to launch in Q4 2019/Q1 2020 the ad platform will be the industry’s first end-end solution whereby the company will leverage it’s 3D asset creation into 3D, 360, AR ads. In 2019, according to IDC, global advertising spend will be about $725 billion.

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.nextechar.com.

On behalf of the Board of NexTech AR Solutions Corp.

“Evan Gappelberg”

CEO and Director

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@nextechar.com

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “looking forward” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the issuance of shares to compensate service providers and the Company conserving available funds and ensuring continuity of its service providers are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of NexTech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. NexTech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.